                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                _______________

                                  SCHEDULE TO
                                  (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                _______________

                                CERTICOM CORP.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))


                Options to Purchase Common Shares, No Par Value,
            Having an Exercise Price Per Share of USD $10.00 or More
                         (Title of Class of Securities)

                                    15691510

                     (CUSIP Number of Class of Securities)
                           (Underlying Common Shares)

                              Richard P. Dalmazzi
                            Chief Executive Officer
                                 Certicom Corp.
                           25821 Industrial Boulevard
                           Hayward, California 94545
                                 (510) 780-5400


(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
                                ---------------
                                    Copy to:

                           Gregory T. Davidson, Esq.
                          Gibson, Dunn & Crutcher LLP
                              1530 Page Mill Road
                              Palo Alto, CA 94304
                                 (650) 849-5300

                                ---------------


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                          CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
         Transaction Valuation*                          Amount of Filing Fee
--------------------------------------------------------------------------------
               $954,049                                       $ 191.00
--------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,232,198 common shares of Certicom Corp. having an aggregate value of $954,049 as of August 31, 2001, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

                                ---------------

[_]   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not Applicable          Filing party: Not Applicable.
Form or Registration No.:  Not Applicable        Date filed: Not Applicable.

[_]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]   third party tender offer subject to Rule 14d-1.
[X]   issuer tender offer subject to Rule 13e-4.
[_]   going-private transaction subject to Rule 13e-3.
[_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

             ----------------------------------------------------
             ----------------------------------------------------

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Item 1.  Summary Term Sheet.

     The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated September 27, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information.

     (a) The name of the issuer is Certicom Corp., a Yukon Territory corporation (the "Company"). The address of its principal executive offices is 25821 Industrial Boulevard, Hayward, California 94545. The telephone number of its principal executive offices is (510) 780-5400. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Certicom Corp.") is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the Certicom Corp. Stock Option Plan (the "Original Plan"), the Certicom Corp. 1997 Stock Option Plan, as amended as of October 19, 2000 (the "1997 Plan"), and the Certicom Corp. 2000 United States Stock Plan, as amended as of October 19, 2000 (the "2000 U.S. Plan," and with the Original Plan and the 1997 Plan, the "Option Plans") to purchase the Company's common shares, no par value (the "Common Shares"), having an exercise price per share of $10.00 or more (the "Options") for new options (the "New Options") to purchase the Common Shares to be granted under the Option Plans, upon the terms and subject to the conditions described in the Offer to Exchange and the related cover letter and Letter of Transmittal (the "Letter of Transmittal" and, together with the related cover letter and Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). Options with exercise prices equal to (USD) $23.00 or more will be exchanged at a ratio of one new option for each two old options tendered for exchange. Options with exercise prices equal to (USD) $10.00 or more and less than or equal to (USD) $22.99 will be exchanged at a ratio of two new options for each three old options tendered for exchange. Options with exercise prices below (USD) $10.00 or more may not be tendered for exchange under this offer; provided, however, if you tender any of your options for exchange, you will be required to also tender all options granted to you during the six months immediately prior to the business day after the expiration date (including those options with exercise prices less than (USD) $10.00), except that you do not have to tender those certain options that you may have received from the company on July 25, 2001. Options with exercise prices less than (USD) $10.00 that are required to be tendered pursuant to the foregoing sentence will be exchanged at a ratio of one new option for each old option tendered for exchange. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Shares Underlying the Options") is incorporated herein by reference.

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

Item 3.  Identity and Background of Filing Person.

     (a) The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.  Terms of the Transaction.

     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"),
Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences"), Section 14 (Certain Tax Consequences for Canada Based Employees) and Section 15 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Arrangements.

     (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

     (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

     (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

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

     (d) Not applicable.

Item 8.  Interest in Securities of the Subject Company.

     (a) Not applicable.

     (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

     (a) Not applicable.

Item 10. Financial Statements.

     (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Certicom Corp.") and Section 17 ("Additional Information") is incorporated herein by reference.

     (b) Not applicable.

Item 11. Additional Information.

     (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" and "Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b) Not applicable.

Item 12. Exhibits.

     (a) (1) Offer to Exchange, dated September 27, 2001.

         (2) Form of Letter of Transmittal.

         (3) Form of Letter to Eligible Option Holders.

         (4) Form of Letter to Tendering Option Holders.

         (5) Interoffice Memo to Certicom Option Holders, dated September 27, 2001.

     (b) Not applicable.

     (d) (1) Certicom Corp.'s Stock Option Plan, filed as Exhibit 4.3 to the Company's Registration Statement on Form S-8 filed on May 2, 2000 (File No. 333-36088), and incorporated herein by reference.

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

     (2) Certicom Corp.'s 1997 Stock Option Plan, as amended as of October 19, 2000, filed as Exhibit 10.1 to the Company's Quarterly Report for the Quarterly Period ended January 31, 2001, and incorporated herein by reference.

     (3) Certicom Corp.'s 2000 United States Stock Plan, as amended as of October 19, 2000, filed as Exhibit 10.2 to the Company's Quarterly Report for the Quarterly Period ended January 31, 2001, and incorporated herein by reference.

     (4) Certicom Corp.'s Stock Option Agreement under the 2000 United States Stock Plan.

     (5) Option certificate under Certicom Corp.'s 1997 Stock Option Plan.

     (g) Not applicable.

     (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

     (a) Not applicable.

                                           SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          CERTICOM CORP.


                                          /s/  Richard P. Dalmazzi
                                          ------------------------
                                          Richard P. Dalmazzi
                                          Chief Executive Officer and
                                          Director (Principal Executive Officer)

Date: September 27, 2001.

                               INDEX TO EXHIBITS

--------------------------------------------------------------------------------
    Exhibit Number                          Description
--------------------------------------------------------------------------------
(a)(1)                  Offer to Exchange, dated September 27, 2001.
--------------------------------------------------------------------------------
(a)(2)                  Form of Letter of Transmittal.
--------------------------------------------------------------------------------
(a)(3)                  Form of Letter to Eligible Option Holders.
--------------------------------------------------------------------------------
(a)(4)                  Form of Letter to Tendering Option Holders.
--------------------------------------------------------------------------------
(a)(5)                  Interoffice Memo to Certicom Option Holders, dated
                        September 27, 2001
--------------------------------------------------------------------------------
(d)(1)                  Certicom Corp.'s Stock Option Plan, filed as Exhibit 4.3
                        to the Company's Registration Statement on Form S-8
                        filed on May 2, 2000 (File No. 333-36088), and
                        incorporated herein by reference.
--------------------------------------------------------------------------------
(d)(2)                  Certicom Corp.'s 1997 Stock Option Plan, as amended as
                        of October 19, 2000, filed as Exhibit 10.1 to the
                        Company's Quarterly Report for the Quarterly Period
                        ended January 31, 2001, and incorporated herein by
                        reference.
--------------------------------------------------------------------------------
(d)(3)                  Certicom Corp.'s 2000 United States Stock Plan, as
                        amended as of October 19, 2000, filed as Exhibit 10.2 to
                        the Company's Quarterly Report for the Quarterly Period
                        ended January 31, 2001, and incorporated herein by
                        reference.
--------------------------------------------------------------------------------
(d)(4)                  Certicom Corp.'s Stock Option Agreement under the 2000
                        United States Stock Plan.
--------------------------------------------------------------------------------
(d)(5)                  Option certificate under Certicom Corp.'s 1997 Stock
                        Option Plan.
--------------------------------------------------------------------------------

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